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                                                                 Exhibit I-1

SECURITIES AND EXCHANGE COMMISSION


(Release No. 35-               )


Filings under the Public Utility Holding Company Act of 1935 ("Act")


December    , 1999


     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s for complete statements of the proposed transaction(s) summarize below. The application(s) and/or declaration(s) and any amendments thereto is/ are available for public inspection through the Commission's Office of Public Reference.


     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
    ,        to the Secretary, Securities and Exchange Commission, Washington,
D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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VECTREN CORPORATION.


     Vectren Corporation, 20 N.W. Fourth Street, Evansville, Indiana 47741, an Indiana corporation ("Vectren"), has filed an application/declaration under Sections (9)(a)(2) and 10 of the Act to (i) directly acquire all of the issued and outstanding voting securities ("Common Stock") of SIGCORP, Inc., an Indiana corporation ("SIGCORP"), and Indiana Energy, Inc., an Indiana corporation ("Indiana Energy"), (other than certain Common Stock to be cancelled as described in the following paragraph) and (ii) request such other authorizations as may be necessary in connection therewith.

     Each share of SIGCORP Common Stock that is owned by SIGCORP or any of its subsidiaries or by Indiana Energy or any of its subsidiaries shall be cancelled and cease to exist.

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Each share of Indiana Energy Common Stock that is owned by Indiana Energy or any of its subsidiaries or by SIGCORP or any of its subsidiaries shall be cancelled and cease to exist. For purposes of this paragraph, "subsidiaries" are defined in Section 4.1 of the Agreement and Plan of Merger, dated as of June 11, 1999 (the "Merger Agreement").

     Vectren states that the proposed merger contemplated by the Merger Agreement (the "Merger") is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the operations of the parties to the transaction. The Merger, therefore, will be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     Vectren is an Indiana corporation organized on June 10, 1999 solely for the purpose of effecting the Merger and carrying on the combined businesses of SIGCORP and Indiana Energy after the Merger. It currently does not conduct any business or own any utility assets. Upon consummation of the Merger, Vectren will become a holding company under the 1935 Act.

     SIGCORP is a holding company incorporated on October 19, 1994 under the laws of the State of Indiana. SIGCORP is located in Evansville, Indiana. SIGCORP has eleven wholly-owned subsidiaries, including its principal subsidiary, Southern Indiana Gas and Electric Company ("SIGECO"), which is a public-utility company involved in the gas and electric utility business, and ten non-utility subsidiaries.

     SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), a small Indiana gas distribution public-utility company with offices in Mt. Carmel, Illinois.

     In addition to SIGECO, SIGCORP has several other subsidiaries. They include the following: Southern Indiana Properties, Inc., Energy Systems Group, Inc., Southern Indiana Minerals, Inc., SIGCORP Energy Services, Inc., SIGCORP Capital, Inc., SIGCORP Fuels, Inc., SIGCORP Power Marketing, Inc., SIGCORP Communications Services, Inc., SIGECO Advance Communications, Inc., and SIGCORP Environmental Services, Inc.

     Indiana Energy is a holding company with subsidiaries and affiliates engaged in natural gas distribution, gas portfolio administrative services and marketing of natural gas, electric power and related services and services and products unrelated to energy. It was incorporated under the laws of the State of Indiana on October 24, 1985. Indiana Energy has four wholly-owned direct subsidiaries, including its principal subsidiary, Indiana Gas Company, Inc. ("Indiana Gas"), and three non-regulated subsidiaries, IEI Services, LLC, IEI Capital Corp. and IEI Investments, Inc.

     Indiana Gas is a public-utility company engaged in the business of providing gas utility service in the State of Indiana. Indiana Gas is also a holding company because it owns all of the voting securities of public-utility companies, Richmond Gas Corporation ("Richmond Gas") and Terre Haute Gas Corporation ("Terre Haute"). While Richmond Gas and Terre Haute technically exist as separate corporate entities, in accordance with an order issued by the Indiana Utility Regulatory Commission (the "IURC"), Indiana Gas, Richmond Gas and Terre Haute have combined their operations for all purposes and are transacting business under the name of

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"Indiana Gas Company, Inc." Pursuant to that order, accounting records and financial reports are maintained and presented on a consolidated basis.

     Vectren states that the proposed transaction will be accomplished through Vectren's proposed direct acquisition of the Common Stock of SIGCORP and the Common Stock of Indiana Energy as contemplated by the Merger Agreement. The Merger Agreement provides for, among other things, (i) the merger of each of SIGCORP and Indiana Energy with and into Vectren in accordance with the laws of Indiana and (ii) Vectren continuing as the sole surviving corporation.

     Vectren states that, after the consummation of the proposed transactions, the corporate capital structure of Vectren will not be unduly complicated. In the Merger, Vectren will directly acquire, by operation of law, all of the Common Stock of SIGCORP and Indiana Energy, and thus there will be no minority Common Stock interest in either such company. The existing senior debt and senior equity securities of SIGCORP and Indiana Energy will not be affected by the Merger.



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